EXHIBIT 99.1

                                                                             A
                                                                   Alcon, Inc.
                                                                      Bosch 69
                                                                   P.O. Box 62
                                                   6331 Hunenberg, Switzerland

For release June 10, 2002

Alcon Laboratories, Inc. CFO to Retire June 30,
Replacement Named Effective July 1

Hunenberg, Switzerland - June 10, 2002 - Alcon, Inc. (NYSE: ACL) announced today that Charles E. Miller, Sr., senior vice president and chief financial officer of its subsidiary Alcon Laboratories, Inc., has elected to retire effective June 30, 2002 after 22 years of service. Mr. Miller advised the company that he had made his decision in order to devote more time to his real estate investments in Florida, which also will allow him to spend more time with his family. Jacqualyn A. Fouse, who most recently served as chief financial officer of the Swissair Group, was named as his replacement and will join Alcon again effective July 1, 2002.

     "Charles has had a tremendous career with Alcon over the past 22 years," said Tim Sear, Alcon Inc.'s president and chief executive officer. "I have worked closely with Charles for most of his career and will miss his counsel and friendship. I am personally grateful for his contributions to our recent initial public offering, and while I am sorry to see him leave now, I understand and respect his decision. We wish him great success in his future endeavors."

     Mr. Miller has served as CFO of Alcon Laboratories, Inc. since 1997. He held a number of positions in Finance prior to his promotion, including corporate treasurer and vice president/controller of the International Division. "My time at Alcon has been truly rewarding," Mr. Miller said. "I've thoroughly enjoyed helping the company evolve from a relatively small privately-held concern into a large public company that is the leader of the growing global eye care market. Sales when I joined were only about $150 million and now they are approaching the $3 billion mark."

     Ms. Fouse first joined Alcon in 1986 and served in a variety of financial positions throughout the organization. In 1993 she moved to Switzerland to join Nestle as assistant controller for the Pharma-Cosmetics group, responsible for coordinating all of Alcon's financial and operating relationships with Nestle. After spending three years in this department, Ms. Fouse was promoted to deputy treasurer, then to group treasurer of Nestle. During her tenure in Treasury, she had extensive interactions with the major global commercial and investment banks. She left Nestle to become chief financial officer of the Swissair Group in June 2001, where her responsibilities were broadened to include all the financial and accounting functions of that Swiss company.

     "I am very excited to return to my roots at Alcon," Ms. Fouse said. "Alcon's management team is the best in the industry and I have the highest respect for what they have done over the years. Furthermore, Charles has put in place a deep and talented financial team, many of whom have been in senior positions with the company for more than 15 years."

     Tim Sear noted, "We are delighted that Jackie has decided to once again join the Alcon team. Her depth of knowledge of our company and breadth of experience with the financial


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markets gained during her service with large public companies make her well suited to step into her new role."

     Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

     Caution Concerning Forward-Looking Statements. This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: approval of drug applications by the FDA, competition from other drugs, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.



                                                     For information, contact:
                                     Doug MacHatton (Alcon Investor Relations)
                                                                  800-400-8599
                                           Mary Dulle (Alcon Public Relations)
                                                                  817-551-8058
                                                              www.alconinc.com